Exhibit 99.85

GLASS INVESTMENTS PROJECTS, INC.

EXERCISE NOTICE

February 20, 2021

Via E-Mail

TO:	CEFF Camarillo Property, LLC

c/o Controlled Environment Foods Fund, LLC

415 NW 11th Avenue

Portland, Oregon 97209

Attn: General Counsel

CEFF Camarillo Holdings, LLC

c/o Controlled Environment Foods Fund, LLC

415 NW 11th Avenue

Portland, Oregon 97209

Attn: General Counsel

Reference is hereby made to that certain Option Agreement (California Option Assets), dated December 28, 2018, by and among CEFF Camarillo Property, LLC (“CEFF Camarillo Propco”), CEFF Camarillo Holdings, LLC (“CEFF Parent” together with CEFF Camarillo Propco, the “CEFF Parties”), and Glass Investments Projects, Inc. (“Option Holder” or “GIPI”), as amended by the First Amendment to Option Agreement (California Option Assets), dated March 23, 2020, by and among the CEFF Parties and Option Holder, as amended by the Second Amendment to Option Agreement (California Option Assets), dated February 20, 2021, by and among the CEFF Parties and Option Holder (the “Second Amendment”) (as amended, the “California Option Agreement”). Capitalized terms used but not defined herein shall have the meanings set forth in the California Option Agreement.

1.            Option. Option Holder hereby elects to exercise the Asset Option.

2.            Camarillo Buyer. GIPI’s designee shall be GH Group, Inc., a Delaware corporation (“GH Group”), and Mercer Park Brand Acquisition Corp, a British Columbia corporation (“MP Brand”), or its designee (MP Brand, together with GH Group, the “Camarillo Buyer”). The Camarillo Buyer is a Cannabis Company because GH Group is a vertically-integrated California cannabis business and MP Brand is a Cannabis SPAC. Evidence that the Camarillo Buyer has financial resources (including by way of the right to draw funds under binding funding commitments) sufficient to pay the purchase price set forth in the Camarillo Acquisition Agreement in cash at the Option Closing pursuant to the requirements set forth therein is set forth on Schedule I attached hereto; provided, however, that the parties acknowledge and agree such financial resources shall be exclusively sourced from MP Brand, a Canadian special purpose acquisition company (SPAC), and the release of the required funds sufficient to pay such purchase price is expressly conditioned upon a process called de-SPACing which involves the completion of a business combination with GH Group.

3.            Proposed Option Closing Date. The proposed closing date of the Option shall be no later than August 20, 2021.

4.            Purchase Price. The Purchase Price is $118,890,000.

5.            Camarillo Acquisition Agreement. Attached as Schedule II hereto is an executed copy of the Camarillo Acquisition Agreement, by and between the Option Holder and the Camarillo Buyer.1

6.            Additional Terms. If the Option Holder elects to only exercise the California Option and elects not to cause HNL Utah Holdings Ltd. (the “Utah Option Holder”) to exercise the Utah Option, it is the Option Holder’s expectation that the parties will negotiate in good faith: (a) the waiver/release of the non-competition and non-solicitation provisions set forth in the Equity Purchase Agreement and any other similar provisions in any applicable agreements in context of the wind-down of the California facility which may take up to 4 years after close; and (b) the termination/modification of the applicable trademark license, IP license agreements and any other applicable agreements.

OPTION HOLDER:	Glass Investments Projects, Inc.

By:	/s/ Jeanette Lombardo
Jeanette Lombardo
Its: Chief Executive Officer

By their execution below, CEFF Parties hereby acknowledge and agree that (i) they have received the Exercise Notice set forth above, (ii) the Exercise Notice set forth above (inclusive of the documents attached hereto as Schedule I and Schedule II) constitutes a valid exercise by Option Holder of the Asset Option under Section 2.3 of the California Option Agreement, and that such exercise complies with all applicable terms and conditions of the California Option Agreement and (iii) in the event that either the Camarillo Acquisition Agreement, the Definitive Option PSA (as defined in the Camarillo Acquisition Agreement) or the Definitive Property PSA (as defined in the Camarillo Acquisition Agreement) is terminated by the Camarillo Buyer, Option Holder or the CEFF Parties in accordance with the terms of the Camarillo Acquisition Agreement, the Definitive Option PSA or the Definitive Property PSA, as applicable, prior to August 20, 2021, the Asset Option under Section 2.3 of the California Option Agreement shall automatically revert to GIPI (with the Second Amendment becoming automatically null and void) without further action of the parties and all rights of GIPI shall be reserved thereunder.

1The non-competition and non-solicitation provisions set forth in the that certain Equity Purchase Agreement, dated as of March 23, 2020, by and among HUSHI, GIPI and Casey Houweling to which Houweling is subject shall terminate pursuant to a separate written form of release and waiver to be provided by the CEFF Parties.

CEFF Camarillo Property, LLC

By:	EqCEF I, LLC, its manager

By:	/s/ R. Thomas Amis
Name:	R. Thomas Amis
Title:	Principal

CEFF Camarillo Holdings, LLC

By:	EqCEF I, LLC, its manager

By:	R. Thomas Amis
Name:	R. Thomas Amis
Title:	Principal

Schedule I

Evidence of Camarillo Buyer

[Copies previously provided to the CEFF Parties]

Schedule II

Camarillo Acquisition Agreement

[Attached.]

Mercer Park Brand Acquisition Corp.

Glass House Group Inc.

February 13, 2021

Via Email

Glass Investments Projects, Inc.

11344 Pacific Coast Highway

Malibu, CA 90265

Attn: Ms. Jeanette Lombardo

Email: Jeanette.Lombardo@glassinvestmentsprojects.com

Re:           Option Agreement (California Option Assets), dated December 28, 2018, by and among CEFF Camarillo Property, LLC (“ceff Camarillo Propco”), CEFF Camarillo Holdings, LLC (“ceff Parent” together with CEFF Camarillo Propco, the “ceff Parties”), and Glass Investments Projects, Inc., a Delaware corporation (“Option Holder” or “gipi”), as amended by (i) the First Amendment to Option Agreement (California Option Assets), dated March 23, 2020, by and among the CEFF Parties and Option Holder (“First Amendment”) and (ii) the Second Amendment to Option Agreement (California Option Assets), dated effective February [ ], 2021, by and among the CEFF Parties and Option Holder (“Second Amendment”) (as so amended by the First Amendment and Second Amendment, collectively, the “California Option Agreement”).

Ladies and Gentlemen:

Reference is made to the California Option Agreement. Capitalized terms not defined herein shall have the meanings set forth in the California Option Agreement.

It is our understanding that GIPI intends to exercise its Asset Option under the California Option Agreement by a letter to be delivered to the CEFF Parties pursuant to Section 2.3 of the California Option Agreement and to which this letter, once fully-executed, is to be attached (the “Exercise Notice”). In that regard, and on behalf of GH Group, Inc., a Delaware corporation (“Glass House”), and Mercer Park Brand Acquisition Corp, a British Columbia corporation, (“Mercer Park”), we are pleased to submit the following offer to purchase the Option Rights (as defined below).

Upon the acceptance of this offer by GIPI, which shall be evidenced only by GIPI’s execution of this letter below, this letter shall constitute a binding agreement between Glass House, as the purchaser, and GIPI, as the seller, subject to and in accordance with the terms set forth below, in which event this letter shall constitute the Camarillo Acquisition Agreement contemplated by Section 2.3 of the California Option Agreement. For greater certainty, Mercer Park shall have no binding obligations hereunder, but shall have the rights specified herein. This letter nonetheless represents Mercer Park’s non-binding intent to proceed with the transactions contemplated herein. Mercer Park confirms that it is engaged in confidential negotiations with Glass House with respect to a proposed business combination with Glass House with an anticipated closing on or before May 31, 2021.

Glass Investments Projects, Inc.

February 13, 2021

Purchaser:	Glass House-selected designee(s).

Option Rights:	All rights, options and interests held by GIPI, as the Option Holder under the California Option Agreement, including, without limitation, all rights relating to the Property.

Property:	The California Option Assets (the “Property”). The purchase price payable to the CEFF Parties for the Property shall be as set forth in the California Option Agreement or, if different, the definitive purchase and sale agreement for the Property anticipated to be entered into between the CEFF Parties and Purchaser (the “Definitive Property PSA”), in each case as may hereafter be amended.

Restrictions on GIPI:	From and after the Trigger Date (as defined below) until the earlier to occur of (x) the termination of this letter, or (y) the termination of the Definitive Option PSA, GIPI shall neither do, nor permit, any one or more of the following, unless in each instance GIPI shall have obtained the prior written consent of Purchaser or Mercer park (which consent Purchaser or Mercer Park may withhold in its sole and absolute discretion):

(i)	Enter into, amend or terminate, the Definitive Property PSA;

(ii)	Amend or terminate the California Option Agreement;

(iii)	Waive any breach by the CEFF Parties, or any rights or remedies of GIPI, under the California Option Agreement or the Definitive Property PSA; and

(iv)	Exercise or implement any right or election under the California Option Agreement or the Definitive Property PSA.

Purchase Price:	The Purchase Price shall be comprised of the following:

(i)	Upon the closing of the transactions (collectively, the “Closing”) contemplated by this letter with respect to the Option Rights and by the California Option Agreement with respect to the Property in accordance with, as applicable, the Definitive Option PSA and the Definitive Property PSA (collectively, the “Transactions”), Mercer Park shall issue Ten Million (10,000,000) shares of its publicly traded stock (such shares are the “Closing Shares”) to GIPI or its designee, as appropriate, based on the definitive structure of the Transactions (the “GIPI Shares Designee”), at a share price equal to Ten Dollars ($10) per share, for total consideration of One Hundred Million and 00/100 Dollars ($100,000,000.00), subject in any case to applicable securities laws and stock exchange rules. The Closing Shares will be subject to customary lockup agreements restricting the sale of 50% of the Closing Shares for six (6) months following the Closing and the remaining 50% of the Closing Shares for twelve (12) months following the Closing;

Glass Investments Projects, Inc.

February 13, 2021

(ii)	As Mercer Park and GIPI may hereafter agree in a separate written agreement (the “Earnout Agreement”), an earnout arrangement in the form of the issuance to GIPI or the GIPI Shares Designee, as appropriate, based on the definitive structure of the Transactions, of additional shares in Mercer Park (such additional shares are, collectively, the “Earnout Shares”), which Earnout Shares shall be subject to an agreed upon earnout formula and customary lockup agreement, as well as a “claw back” provision as contemplated below in connection with the Agricultural Lease (which “claw back” provision shall contain waivers by GIPI of all guarantor and surety defenses); and

(iii)	The opportunity to participate, after the Closing, in Mercer Park’s equity incentive plan for certain of GIPI’s legacy key employees and contractors mutually acceptable to Mercer Park and GIPI, and who will continue, after the Closing, to perform services for the Purchaser in connection with the operation of the Property as a commercial cannabis facility, in all cases subject to the incentive plan’s general terms and conditions applicable to all such other eligible key employees or contractors of Mercer Park and Glass House.

Deposit:	No later than three (3) business days after the date (the “Trigger Date”) on which this letter shall have been executed and delivered by Mercer Park, Purchaser and GIPI and the Exercise Notice shall have been executed and delivered by GIPI to the CEFF Parties (and countersigned by the CEFF Parties), Purchaser shall deliver to Escrow Holder (as defined below) an earnest money deposit in the amount of $2,000,000 (the “Initial Deposit”).

Glass Investments Projects, Inc.

February 13, 2021

In the event that Purchaser does not deliver the CP Termination Notice (as defined below) prior to the expiration of the Contingency Period (as defined below), then no later than three (3) business days after the expiration of the Contingency Period, Purchaser shall deliver to Escrow Holder an additional earnest money deposit in the amount of $8,000,000 (the “Additional Deposit”, and together with the Initial Deposit, the “Deposit”).

From and after the delivery of the Additional Deposit to Escrow, the entire Deposit shall be non-refundable other than as may be provided to the contrary in this letter, the Definitive Property PSA or the Definitive Option PSA (as defined below).

Contingency Period:          The period that begins on the Trigger Date and ends at 5:00 pm Pacific Time on the date that is thirty (30) days after the Trigger Date, unless further extended by mutual agreement of Purchaser and GIPI (the “Contingency Period”). In connection therewith, Purchaser and GIPI agree that if the corresponding contingency period under the California Option Agreement or Definitive Property PSA is hereafter extended, then the Contingency Period shall be automatically extended to be coterminous with the extended contingency period under the California Option Agreement or Definitive Property PSA, as the case may be. Prior to the expiration of the Contingency Period, Purchaser shall notify GIPI, in writing, of its election to proceed or not proceed with the Transactions. If, prior to the expiration of the Contingency Period, Purchaser notifies GIPI that Purchaser has elected (for any or no reason and in Purchaser’s sole and absolute discretion) not to proceed with the Transactions (the “CP Termination Notice”), then this letter shall terminate concurrently with Purchaser’s delivery of the CP Termination Notice, in which event (i) each party hereto shall have no further liability or obligation to the other (other than any liabilities or obligations that, by the express terms of this letter, are provided to survive the termination of this letter), (ii) as a covenant that shall survive any termination of this letter pursuant to this paragraph, the Initial Deposit shall be immediately returned to Purchaser, and (iii) as an additional covenant that survives any termination of this letter pursuant to this paragraph, the option rights exercisable pursuant to the California Option Agreement shall automatically revert back to GIPI without further action of the parties.

Inspection Rights:              Commencing upon the date on which this letter shall have been executed and delivered by Mercer Park, Purchaser and GIPI and continuing until the earliest to occur of (i) the termination of this letter, (ii) the termination of the Definitive Option PSA, (iii) the termination of the Definitive Property PSA or (iv) the Closing, Purchaser and Mercer Park shall have the right to make certain investigations of and inquiries regarding the Option Rights and the Property and to review all Due Diligence Materials, including those which GIPI shall use commercially reasonably efforts to promptly cause to be prepared (as agreed to) and delivered to Purchaser and Mercer Park following the Trigger Date at the sole expense of Purchaser.

Glass Investments Projects, Inc.

February 13, 2021

“Due Diligence Materials” shall include, but not be limited to, all title information, surveys, agreements, contracts, appraisals, licenses, permits and entitlements, property inspection reports, and geotechnical and environmental reports relating to the Option Rights or the Property.

Within five (5) calendar days of the Trigger Date, GIPI shall use commercially reasonably efforts to deliver to Purchaser and Mercer Park copies of the following Due Diligence Materials to the extent available and if not previously provided:

a.	A current title report for the entire Property;

b.	All ALTA surveys relating to the Property;

c.	All environmental assessments and reports;

d.	All soils and geotechnical reports;

e.	All other inspection reports relating to the Property or any buildings thereon;

f.	Copies of service contracts;

g.	Property tax bills for the current calendar year and the prior two (2) calendar years;

h.	Building plans and certificates of occupancy for all buildings, greenhouses and other structures on the Property;

i.	Copies of all licenses, permits, regulatory approvals and entitlements pertaining to the Property;

j.	Capital expenditure budget or plan;

k.	All leases and license agreements;

l.	All information and reports received by GIPI pursuant to or in connection with the California Option Agreement; and

m.	Any other information reasonably requested by Purchaser.

Glass Investments Projects, Inc.

February 13, 2021

In addition to the foregoing, GIPI shall cause, at Purchaser’s sole cost and expense:

(i)	except as may otherwise be provided in the Definitive Property PSA, the following items to be promptly delivered to Purchaser and Mercer Park, which items shall also constitute Due Diligence Materials: (x) a current Phase One environmental site assessment for the entire Property issued in accordance with the most current versions of the ASTM standards and the EPA “all appropriate inquiries” rule; and (y) a current ALTA survey; and

(ii)	Successor Tenant (as defined below) and Successor Tenant’s predecessors-in-interest and affiliates to disclose to Purchaser and Mercer Park in writing all material adverse conditions and circumstances relating to the Property, to the extent such conditions and circumstances are known to any one or more of the Successor Tenant and Successor Tenant’s predecessors-in-interest and affiliates.

Closing Date; Advance Assignment of Option:	Subject to all terms set forth in this letter or the Definitive Option PSA, as the case may be, the Closing shall occur no later than August 10, 2021. At any time after the Trigger Date:

(i)	GIPI shall, upon demand by Purchaser and Mercer Park, assign all Option Rights to an entity designated by Purchaser and Mercer Park, pursuant to a form of assignment in commercially reasonable form and otherwise satisfactory to Purchaser and Mercer Park, which assignment shall be held by the assignee subject to the other terms and conditions set forth in this letter or the Definitive Option PSA, as the case may be, including, without limitation, the terms relating to Purchaser’s Closing Conditions; and

(ii)	GIPI shall, upon demand by Purchaser and Mercer Park, assign to an entity designated by Purchaser and Mercer Park all of GIPI’s rights and interests, if any, to and under the Definitive Property PSA, as applicable, pursuant to a form of assignment in commercially reasonable form and otherwise satisfactory to Purchaser and Mercer Park, which assignment shall be held by the assignee subject to the other terms and conditions set forth in this letter or the Definitive Option PSA, as the case may be, including, without limitation, the terms relating to Purchaser’s Closing Conditions.

Glass Investments Projects, Inc.

February 13, 2021

Mercer Park Post- Closing Capital Commitment; Working Capital:	If the Closing occurs, then Mercer Park shall, after the Closing, commit and fund up to Forty Million and 00/100 Dollars ($40,000,000.00) for capital expenditures (the “CapEx Commitment”) required to further develop or repurpose the Property for commercial cannabis operations. To the extent that the cost of the capital expenditures is less than the CapEx Commitment, such remaining funds shall be used as working capital to fund the operations of the commercial cannabis business for the Property. The expenditure of the CapEx Commitment and/or any savings from the CapEx Commitment used for working capital, if any, shall be subject in each instance to meaningful consultation with GIPI. For the sake of further clarity, GIPI shall not be responsible for any working capital expenses or similar obligations related to the commercial cannabis business operations at the Property.

Exclusivity Period:	The period that begins on the Trigger Date and ends on the earliest to occur of (i) the termination of this letter, (ii) the termination of the Definitive Option PSA, (iii) the termination of the Definitive Property PSA or (iv) the Closing.

Exclusivity:	The parties will each be devoting a significant amount of time, effort, and expense in connection with the Transactions, including the Purchaser’s and Mercer Park’s due diligence review of the Option Rights and the Property, and the preparation of the Definitive Agreements (as defined below). Therefore, in consideration of such expense, time, and efforts by the Purchaser and Mercer Park, GIPI agrees during the Exclusivity Period to not, and to cause its affiliates and the CEFF Parties to not, and to cause each of his and their (including affiliates and CEFF Parties’) respective, agents, equity holders, directors, managers, officers, affiliates, representatives, successors and assigns to not (individually an “Exclusivity Party”, and collectively, the “Exclusivity Parties”), directly or indirectly, commit to, agree to, enter into, or solicit, entertain, discuss, negotiate or encourage any inquiries, offers, or proposals concerning any purchase or sale of any interest in any or all of the Option Rights or the Property or the sale, recapitalization, liquidation, financing, acquisition, merger or similar transaction of, involving or relating to all or any the Option Rights or the Property (an “Acquisition Proposal”) from or with any other person or entity, other than Purchaser and Mercer Park. GIPI agrees, and will cause Designee (as defined below), to immediately notify the Purchaser and Mercer Park, if any Exclusivity Party receives any unsolicited indications of interest, requests for information, or offers in respect of an Acquisition Proposal, and will communicate to Purchaser and Mercer Park and in reasonable detail the terms of any such indication, request, or offer, and will provide Purchaser and Mercer Park with copies of all written communications relating to any such indication, request, or offer. Immediately upon the Trigger Date, GIPI will, and will cause Designee to, terminate, and cause the Exclusivity Parties to terminate, any and all existing discussions or negotiations with any other person or group of persons other than Purchaser and Mercer Park, their respective agents, representatives and affiliates regarding an Acquisition Proposal. In the event of any breach of this paragraph (and as a covenant that shall survive any termination of this letter or the Definitive Option PSA), Purchaser and Mercer Park will be entitled to exercise all rights and remedies available at law and in equity.

Glass Investments Projects, Inc.

February 13, 2021

Escrow Holder/Title Company:	Peninsula Escrow (Rancho Palos Verdes, California) shall be the escrow holder and Orange Coast Title (Santa Ana, California) shall be the Title Company; provided, however, that if Purchaser and Mercer Park determine that a change in Title Company is necessary for the issuance of any title policies contemplated hereby, then Purchaser and Mercer Park shall designate a new Title Company and provide notice thereof to GIPI.

Purchaser Closing Conditions:	The following shall be conditions precedent to the obligation of Purchaser and Mercer Park to proceed with the Closing pursuant to this letter or the Definitive Option PSA:

(i)	The Entitlement Condition (as defined below) shall have been satisfied prior to the date that is thirty (30) days prior to the scheduled Closing Date.

For purposes hereof, “Entitlement Condition” means the occurrence of all of the following:

(x)            the approval, issuance or certification, as the case may be, by applicable governmental agencies and authorities of all entitlements, approvals, licenses and permits necessary for the operation of the entire Property (i.e., 5 million square feet of existing greenhouses) for cultivation, processing, packaging and storage of cannabis;

(y)            the approval, issuance or certification, as the case may be, by applicable governmental agencies and authorities of all discretionary entitlements, approvals and permits necessary for the construction and completion of improvements to the Property in accordance with conceptual plans disclosed by Purchaser to GIPI and Mercer Park prior to the expiration of the Contingency Period; and

Glass Investments Projects, Inc.

February 13, 2021

(z)            in the event of any timely made appeal or legal challenge being pursued (whether by administrative appeal, lawsuit or otherwise) with respect to the issuance of one or more of the above-described entitlements, approvals and permits (each, an “Entitlement Appeal”), upon the final resolution of any such Entitlement Appeal in favor of Purchaser (whether by final judgment, dismissal with prejudice, dismissal of any appeal, settlement or otherwise)

(ii)	GIPI shall have caused, and will cause, a mutually acceptable designee (“Designee”) to enter into an employment agreement with such title as is mutually agreed by the parties hereto, and report directly to the President, Chief Executive Officer or such other designees of Glass House,/Mercer Park’s or Purchaser’s board(s). At all times, the board(s) shall hold final decision-making authority with respect to the Property and all facilities thereon. If Designee is unable to be onsite on a full time basis, he may enter into a consulting agreement with comparable responsibilities to those contemplated under an employment agreement. Either form of agreement shall contain terms to be mutually agreed upon between Designee and Glass House, Mercer Park or Purchaser, including specific responsibilities and work functions, which may be amended from time to time. Except for Designee’s ownership and management of Propagation Services Canada Inc., either form of agreement shall provide that Designee will be bound by customary and geographically broad in scope non-compete provisions for a term of no less than five (5) years (excluding future passive ownership of less than 5.0% on a fully-diluted basis of public companies);

(iii)	No governmental moratorium shall have been enacted and is continuing with respect to the cultivation, processing, packaging and storage of cannabis and that would apply to all or any “material” portion of the Property (collectively, “Cannabis Use”), it being agreed that a portion of the Property shall be deemed “material” if the surface land area of such portion comprises three percent (3%) or more of the aggregate surface land area of the Property;

Glass Investments Projects, Inc.

February 13, 2021

(iv)	The Title Company (as defined below) shall be irrevocably committed to issue, upon the Closing, an Optionee’s Policy of Title Insurance in favor of Purchaser, insuring that Purchaser is, as of the Closing, the holder of the Asset Option, with a liability limit in the amount of the Purchase Price, and which contains no exceptions to coverage other than (x) Permitted Liens which have been recorded against the Property prior to the expiration of the Contingency Period; and (y) any other Liens approved or consented to in writing by Purchaser;

(v)	The Definitive Agreements (as defined below) shall contain a provision to the effect that entities which owned or controlled the Property immediately prior to the Closing must be audited pursuant to U.S. PCAOB auditing standards, for three (3) fiscal years, plus interim periods with review reports, all as required by Mercer Park (or such lesser time period that such entities have been in existence);

(vi)	Mercer Park shall have completed its acquisition of Glass House;

(vii)	The Master Lease shall have been terminated pursuant to a form of termination agreement satisfactory to Purchaser and Mercer Park;

Glass Investments Projects, Inc.

February 13, 2021

(viii)	To the extent that GIPI, Designee or their respective affiliates have been released from any non-competitive provisions or restrictions which restrict any of them from entering into the Agricultural Lease (as defined below), GIPI or its designee, as the tenant (in such capacity, the “Successor Tenant”), and Purchaser, as the landlord, shall have entered into an arm’s length fixed-term lease of no less than three years (the “Agricultural Lease”) for the portion of the Property that is not then being used for the Cannabis Use (such portion is the “Leased Premises”). Pursuant only to the Agricultural Lease, Successor Tenant shall be entitled to cultivate, harvest and sell vine crops in the Leased Premises during the period in which the Purchaser is seeking to satisfy any remaining Entitlement Conditions and is completing required capital improvements for conversion of the Property to the Cannabis Use to the extent such improvements do not materially interfere with Successor Tenant’s use of the Leased Premises; provided, however, that the Purchaser shall not be responsible for any direct or indirect fees, costs or expenses of any kind associated with Successor Tenant’s actual use and occupancy of the Leased Premises during the term of the Agricultural Lease. In any event, the Agricultural Lease, which is to be effective immediately following the date that is fourteen (14) weeks after the Closing, shall provide for a base rent equal to $1.00 per square meter (subject to abatement as provided below), shall provide that Successor Tenant will be responsible for the costs and expenses relating to the lease, occupancy, operation, use, repair, maintenance and replacement of the Leased Premises and improvements thereon pursuant to an equitable cost-allocation or cost-sharing formula to be further documented in the Agricultural Lease (including, without limitation, property taxes (with no “Prop 13” protection), liability and property insurance in commercially reasonable amounts (but excluding any obligation to pay a premium or surplus associated with the Leased Premises if an insurer were to reclassify the Leased Premises or Successor Tenant’s use as Cannabis Use), water, natural gas, electricity and other utilities, costs relating to fertilizers and chemicals, carbon dioxide, cogeneration and boiler heating services, waste removal, and costs of repair, maintenance and replacement (allocated on the basis of the Successor Tenant’s reasonably estimated usage)), and shall contain commercially reasonable provisions, including, without limitation, typical and customary indemnities and insurance covenants on the part of and/or for the benefit of the Purchaser, and shall otherwise be in a form and substance reasonably acceptable to the Purchaser and Mercer Park. With respect to the base rent contemplated above, the Agricultural Lease shall provide that the base rent shall be abated; provided, however, that in the event that Successor Tenant breaches any obligation under the Agricultural Lease resulting in financial harm or loss to Purchaser, then at Purchaser’s election, such abatement shall be deemed null and void and Successor Tenant shall be liable for all base rent as if such abatement was never granted. Notwithstanding the foregoing, Purchaser will, however, have the right to terminate the Agricultural Lease with respect to all or any portion of the Leased Premises upon delivery of 60 days’ advance written notice to Successor Tenant; upon expiration of such notice period, Successor Tenant will promptly vacate, peacefully yield possession and harvest/remove all growing vine crops from the portion of the Leased Premises required to be returned to Purchaser. At such time, Purchaser will reduce the total rent for the Leased Premises pro rata based on the square meters of the Leased Premises returned to Purchaser. In connection with the foregoing, the parties hereto agree that the documentation for the Agricultural Lease and Earnout Agreement shall be structured to provide for the following: (x) GIPI shall be jointly and severally liable with Successor Tenant for the payment and performance of the liabilities and obligations of Successor Tenant under the Agricultural Lease; and (y) in addition to all other rights and remedies of Purchaser, as the landlord, under the Agricultural Lease, (or at law or in equity) with respect to any monetary or other breach by Successor Tenant thereunder, Purchaser or Mercer Park shall have the right pursuant to the Earnout Agreement or a separate agreement (which shall be governed by Canadian law or another appropriate jurisdiction selected by Purchaser in its reasonable discretion), promptly upon written demand, to claw back from GIPI that amount of Earnout Shares (or Closing Shares to the extent the number of Earnout Shares is insufficient therefor), as Purchaser or Mercer Park may elect, with a market value that is then equal to One Hundred Fifty Percent (150%) of all aggregate losses, damages, liabilities, costs and expenses (including attorneys’ fees and costs) incurred or suffered by Purchaser in connection with any such breach by Successor Tenant, which amount shall be reasonably established by proof of competent evidence.

Glass Investments Projects, Inc.

February 13, 2021

(ix)	The CEFF Parties, as the seller, and Purchaser, as the buyer, shall be in a position to close the sale to Purchaser of the Property in accordance with the Definitive Agreements for such transaction immediately after the closing of the transaction contemplated by the Definitive Option PSA.

If less than all of the foregoing conditions precedent shall have been satisfied in the time and manner provided above, then Purchaser and Mercer Park may elect, by written notice to GIPI, to terminate this letter or the Definitive Option PSA, as the case may be (the “Conditions Termination Notice”). This letter or the Definitive Option PSA, as the case may be, shall terminate concurrently with Purchaser’s and Mercer Park’s delivery of the Conditions Termination Notice, in which event (i) each party hereto shall have no further liability or obligation to the other (other than any liabilities or obligations that, by the express terms of this letter, are provided to survive the termination of this letter), (ii) as a covenant that shall survive any termination of this letter pursuant to this paragraph, the entire Deposit shall be immediately returned to Purchaser subject to the terms in the California Option Agreement, as amended, and (iii) as an additional covenant that shall survive any termination of this letter pursuant to this paragraph, the option rights under the California Option Agreement shall automatically revert to GIPI without further action of the parties. For the avoidance of doubt and notwithstanding anything to the contrary herein or in any other Definitive Agreement, in the event that the Closing does not occur by August 10, 2021 for any reason other than as a result of a breach by GIPI, unless such Closing is extended by mutual agreement of the parties or the parties are proceeding in good faith and diligently to close the Transactions, the option rights under the California Option Agreement shall automatically revert to GIPI without further action of the parties.

Glass Investments Projects, Inc.

February 13, 2021

Commissions:	Each party shall be responsible for the payment of all brokerage commissions that now or may hereafter become due and payable in connection with the Transactions, if any, based on any arrangement or agreement made by on or behalf of such party.

Closing Costs:	To the extent allocable to “standard coverage”, GIPI shall pay the cost of any policy of title insurance that Purchaser and Mercer Park may elect to obtain with respect to the Option Rights or Purchaser’s interest therein (which expressly excludes title insurance on an owner’s policy with respect to the California Option Assets which policy shall be paid in accordance with the Definitive Property PSA), and Purchaser shall be responsible for (i) the title insurance premium to the extent charged by the Title Company for “extended coverage” or endorsements, and (ii) all of the escrow fees. Each party shall pay its own fees and expenses for attorneys and consultants, except as otherwise provided to the contrary in this letter.

Further Assurances:	Each of the parties hereto shall execute such other and further documents and do such further acts as may be reasonably required to effectuate the intent of the parties and carry out the terms of this letter or the Definitive Option PSA.

Glass Investments Projects, Inc.

February 13, 2021

Confidentiality; Escrow Account; Waiver:	In the absence of a termination or expiration (each, an “NDA Sunset”) in accordance with the express provisions of that certain Mutual Non- Disclosure Agreement, executed in January 2021, among GIPI, Glass House and Mercer Park with respect to confidentiality, non-disclosure, non-solicitation and other matters as provided therein (the “Confidentiality Agreement”), each of GIPI, Glass House and Mercer Park shall remain bound by the Confidentiality Agreement. GIPI shall cause Designee (who is not a party to the Confidentiality Agreement) to agree to be bound by the Confidentiality Agreement as if he executed it. For greater certainty, Mercer Park may make such disclosure as is required by applicable law or stock exchange rules.

In addition (and as covenants that shall survive any termination of this letter or the Definitive Option PSA until the occurrence of an NDA Sunset), each of the parties hereto will (and in the case of Designee, GIPI shall cause Designee to) keep the existence and contents of this letter and the Definitive Agreements strictly confidential except for disclosures required to be made to each respective party’s professional advisors, officers, shareholders, directors, and other representatives, or required disclosures pursuant to applicable stock exchange or regulatory requirements.

GIPI, for itself, and on behalf of the Exclusivity Parties, hereby irrevocably waives and releases (and in the case of Designee, GIPI shall have caused Designee to irrevocably waive and release) any access to or claims against the funds in the “SPAC escrow account” established at the time of Mercer Park’s initial public offering, or the escrow agent, and shall execute such further documents in respect thereof as may be requested from time to time by Mercer Park. This waiver and release shall survive any termination of this letter.

Binding/Definitive Agreements:	This letter is intended as, and constitutes, a binding agreement by each party (other than Mercer Park) to enter into a separate binding agreement as described below. This letter is intended to be an interim agreement and contains the terms and conditions of the transaction prior to Purchaser and GIPI entering into (i) a definitive purchase and sale agreement governing the sale to Purchaser of the Option Rights (the “Definitive Option PSA”) and (ii) all other definitive agreements for the Transactions (including, without limitation, an escrow agreement for the Deposit, the Definitive Property PSA, the Agricultural Lease, and any ancillary agreements related thereto or described elsewhere in this letter) (collectively, the “Definitive Agreements”), all of which each of the parties hereto (other than Mercer Park) covenants in good faith to negotiate and attempt to finalize prior to the expiration of the Contingency Period.

Glass Investments Projects, Inc.

February 13, 2021

The Definitive Option PSA and other Definitive Agreements will contain representations, warranties, limitations of liability, pre-closing covenants, closing conditions, a legally-enforceable liquidated damages provision with respect to the Deposit (which shall provide that, with the exception of reversion of the option rights under the California Option Agreement back to GIPI), the Deposit shall be GIPI’s sole remedy in the event the Closing does not occur as a result of any default by Purchaser), and post-closing covenants reasonable and customary for commercial real estate transactions substantially comparable to the Transactions, with limited representations and warranties by GIPI regarding current operations and the physical condition of the Property (which may be qualified to GIPI’s knowledge). Notwithstanding the foregoing, if the CEFF Parties are, by the terms of the California Option Agreement or the Definitive Property PSA, entitled to keep all or any portion of the Deposit as a result of the Closing not occurring due to a default by Purchaser under the California Option Agreement or the Definitive Property PSA, then (i) the amount of the Deposit payable by Purchaser to GIPI as liquidated damages shall be automatically reduced by the amount of the Deposit that the CEFF Parties is entitled to keep, and GIPI shall receive such reduced amount of the Deposit without further entitlement to any other damages, relief or other monetary consideration, and (ii) in the event that, by reason of the foregoing clause (i), the amount of the Deposit payable by Purchaser to GIPI as liquidated damages is zero, then GIPI’s sole remedy in the event the Closing does not occur as a result of any default by Purchaser shall be the reversion of the option rights under the California Option Agreement back to GIPI; provided, however, that the foregoing provisions of this sentence is not intended to be a waiver by GIPI of any obligations of the CEFF Parties under any other agreement between GIPI and the CEFF Parties to share or allocate any portion of the Deposit with GIPI.

Attorneys’ Fees:	If GIPI or Purchaser or Mercer Park brings any suit or other proceeding, including an arbitration proceeding, with respect to the subject matter or the enforcement of this letter or the Definitive Option PSA, the prevailing party (as determined by the court, agency, arbitrator or other authority before which such suit or proceeding is commenced), in addition to such other relief as may be awarded, shall be entitled to recover reasonable attorneys’ fees, expenses and costs actually incurred. The foregoing includes attorneys’ fees, expenses and costs of investigation (including those incurred in appellate proceedings), costs incurred in establishing the right to indemnification, or in any action or participation in, or in connection with, any case or proceeding under Chapter 7, 11 or 13 of the Bankruptcy Code (11 United States Code Sections 101 et seq.), or any successor statutes. The provisions of this paragraph shall survive any termination of this letter or the Definitive Option PSA.

Glass Investments Projects, Inc.

February 13, 2021

Effectiveness of Letter:	Except as otherwise specifically provided in this letter to the contrary, this letter shall be binding upon the parties and take effect upon the occurrence of the Trigger Date.

Governing Law:	This letter will be governed by and interpreted in accordance with the laws of the State of California without regard to California’s choice of law rules or principles.

Miscellaneous:	This letter may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered will be deemed to be an original and all of which counterparts taken together will constitute but one and the same instrument. This letter supersedes any prior written or oral understanding or agreements between the parties hereto relating to the Transactions (however, the Confidentiality Agreement shall remain in effect according to its terms and will terminate as set forth therein). This letter may be amended, modified, or supplemented only by written agreement of the Parties. Any dispute or claim arising under or related to this letter will be exclusively brought in the state or federal courts situated in Los Angeles County, California, and the parties expressly submit to the jurisdiction thereof and to venue therein.

[SIGNATURE PAGE FOLLOWS]

Glass Investments Projects, Inc.

February 13, 2021

If the terms and conditions set forth above are acceptable, please sign below and return a copy to Glass House and Mercer Park. We look forward to your favorable response.

Sincerely,

GH Group, Inc., a Delaware corporation	Mercer Park Brand Acquisition Corp., a British Columbia corporation

By:	/s/ Kyle D. Kazan	By:	/s/ Louis F. Karger
Name:	Kyle D. Kazan	Name:	Louis F. Karger
Title:	Chief Executive Officer	Title:	CEO

Accepted and agreed as of February 13, 2021, by:

Glass Investments Projects, Inc.,
a Delaware corporation

By:	/s/ Jeanette Lombardo
Name:	Jeanette Lombardo
Title:	Chief Executive Officer